# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Astrana Health, Inc., CIK 0001083446
CUSIP: 03763A207
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1668 S. Garfield Avenue, 2nd Floor, Alhambra, California (CA), 91801
Date of event which requires filing of this statement: 01/17/2025
Amends the filing with accession number 0001553350-17-001405
Filed by CIK 0001725602
Persons authorized to receive notices and communications: Thomas Lam, c/o Allied Physicians of California, 1668 S. Garfield Avenue, 2nd Floor, Alhambra, California (CA), 91801, (626) 282-0288

## Reporting persons
- Allied Physicians of California, a Professional Medical Corporation (CIK 0001725602): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: working capital (WC), other (OO); sole voting power 5,589,677; shared voting power 1,243,021; sole dispositive power 6,832,698; shared dispositive power 0; aggregate amount beneficially owned 6,832,698 (12.2% of the class)
  Comment: As described in the definitive proxy statement filed by Astrana Health, Inc., a Delaware corporation (the "Issuer"), with the Securities and Exchange Commission on April 24, 2024, pursuant to a Voting and Registration Rights Agreement between the Issuer and Allied Physicians of California, a Professional Medical Corporation, a California professional corporation (the "Reporting Person"), entered into on September 11, 2019, any vote by the Reporting Person in excess of 9.99% of the Issuer's then-outstanding shares of common stock, $0.001 par value per share ("Common Stock"), will be voted by proxy given to the Issuer's management, and that proxy will cast the excess votes in the same proportion as all other votes cast on the matter by the Issuer's stockholders. Accordingly, the Reporting Person has sole voting power with respect to 5,589,677 shares of Common Stock, or approximately 9.99% of outstanding shares of Common Stock, and shared voting power with respect to the remaining 1,243,021 shares of Common Stock held by the Reporting Person.
  
  The percentage calculation is based on 56,252,730 shares of Common Stock issued and outstanding as of November 6, 2024 (which includes shares held by the Reporting Person, which are treated by the Issuer as treasury shares for accounting purposes), minus 300,000 shares of Common Stock repurchased by the Issuer from the Reporting Person on January 17, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Astrana Health, Inc.
Address of issuer's principal executive offices: 1668 S. Garfield Avenue, 2nd Floor, Alhambra, California (CA), 91801
Comment: This Amendment No. 8 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment") amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed by Allied Physicians of California, a Professional Medical Corporation (the "Reporting Person") with the Securities and Exchange Commission on December 19, 2017 (as amended by the Reporting Person, the "Schedule 13D" or this "Statement"). Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment, the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On January 15, 2025, the Reporting Person declared a dividend on the Reporting Person's common stock, payable by the pro rata distribution, for no consideration, of an aggregate of 699,896 shares of the Issuer's Common Stock to the Reporting Person's stockholders. The shares of Common Stock have not yet been distributed as of the date of this Statement.

On January 17, 2025, the Reporting Person sold 300,000 shares of Common Stock to the Issuer, for a price per share equal to the closing price per share of the Common Stock on The Nasdaq Stock Market LLC on January 17, 2025, pursuant to a stock repurchase agreement, dated January 17, 2025, between the Reporting Person and the Issuer.

The Reporting Person acquired the Common Stock reported in this Statement for investment purposes. The Reporting Person may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by it in open-market transactions or privately negotiated transactions, on such terms and at such times as it may deem advisable. The Reporting Person may engage in hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Person may deem advisable, subject to applicable law.

The Reporting Person does not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by officers or directors of the Reporting Person in their capacity as an officer and/or director of the Issuer or by the Board of Directors of the Issuer with their participation. The Reporting Person reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to its investments in the Issuer, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person beneficially owns in the aggregate 6,832,698 shares of Common Stock, which represents approximately 12.2% of the Issuer's outstanding shares of Common Stock.

The percentage ownership of shares of Common Stock set forth in this Statement is based on 56,252,730 shares of Common Stock reported by the Issuer as outstanding as of November 6, 2024 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (which includes shares held by the Reporting Person, which are treated by the Issuer as treasury shares for accounting purposes), minus 300,000 shares of Common Stock repurchased by the Issuer from the Reporting Person on January 17, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person beneficially owns, and has the sole and shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the table set forth on the cover page to this Statement.
Transactions in the class effected during the past sixty days:
On January 17, 2025, the Reporting Person sold 300,000 shares of Common Stock to the Issuer, for a price per share equal to the closing price per share of the Common Stock on The Nasdaq Stock Market LLC on January 17, 2025, pursuant to a stock repurchase agreement entered into with the Issuer. The information set forth in Item 4 of this Amendment is incorporated herein by reference.

On November 18, 2024, Kenneth Sim, the Chairman and a director and stockholder of the Reporting Person, and the Executive Chairman of the Issuer's Board of Directors, exercised options to purchase 28,046 shares of Common Stock, at an exercise price of $18.65 per share.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Stock Repurchase Agreement, dated January 17, 2025, between Allied Physicians of California, a Professional Medical Corporation, and Astrana Health, Inc.

## Signatures
- Allied Physicians of California, a Professional Medical Corporation: /s/ Thomas S. Lam, Thomas S. Lam, M.D., Chief Executive Officer and Chief Financial Officer (01/22/2025)